EXHIBIT 12.1

Live Nation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Year Ended
	2007	2006	2005	2004	2003
Income (loss) before income taxes, equity in earnings of nonconsolidated affiliates, and cumulative effect of a change in accounting principle	$26,850	$(2,639)	$(68,855)	$11,819	$67,010
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	26,850	(2,639)	(68,855)	11,819	67,010
Fixed charges:
Interest expense	61,915	37,218	52,496	45,474	44,203
Amortization of loan fees	*	*	*	—	—
Interest portion of rentals	33,885	25,089	21,582	20,480	20,006

Total fixed charges	95,800	62,307	74,078	65,954	64,209
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	95,800	62,307	74,078	65,954	64,209
Total earnings available for payment of fixed charges	$122,650	$59,668	$5,223	$77,773	$131,219

Ratio of earnings to fixed charges	1.28	0.96	0.07	1.18	2.04

Rental fees and charges	96,813	71,683	61,664	58,513	57,159
Interest rate	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.

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